UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005.

Commission File Number 001-14642

ING Groep N.V.

(Translation of registrant’s name into English)

Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Report contains a copy of the following:

(1)     The Press Release issued on September 30, 2005

New Zealand • Friday 30 September 2005

ING and ANZ National Bank join to grow NZ presence

ING and ANZ National Bank announced today that they have signed agreements to extend the existing joint venture between ANZ and ING Groups by incorporating The National Bank’s managed funds and life insurance business.

From 01 October 2005, ING New Zealand will be responsible for the manufacturing and management of all insurance and managed funds products distributed to customers through both the ANZ and The National Banks.

ING New Zealand Director and Chief Executive Officer of ANZ National Bank, Sir John Anderson stated: “The inclusion of The National Bank’s life insurance and managed funds businesses continues the principles on which the original joint venture was established in 2002. It combines ING’s experience and expertise in product management with the Bank’s strength in distribution and client servicing, for the benefit of customers of both companies.”

ING Group (51%) and ANZ Group (49%) have operated an ING-branded joint venture in Australia and New Zealand, to provide funds management and insurance products through ANZ branches and financial advisers, since April 2002. In December 2003, ANZ acquired The National Bank, creating a new company in New Zealand — ANZ National Bank Limited. Since then, ING and ANZ have been working together to integrate The National Bank’s insurance and investment activities within the local joint venture. ING New Zealand will be governed by a local board comprising both local and international ANZ and ING representatives.

The addition of The National Bank’s insurance and managed funds businesses further strengthens ING’s leading position in the New Zealand financial services market. The National Bank’s NZ$700 million in managed funds extends ING’s position as the largest retail fund manager in New Zealand, and the addition of National Bank insurance customers also sees ING become one of the country’s leading insurance operators.

“This is the latest chapter in the continued strong growth of ING in New Zealand. We have enjoyed a mutually beneficial relationship with ANZ since 2002 and are confident this relationship will be enhanced with the inclusion of The National Bank brand,” said Paul Fyfe, Managing Director of ING New Zealand. “We are delighted to welcome The National Bank’s insurance and managed funds customers to our wider family, knowing they will continue to receive the same high level of service they have in the past.”

The existing National Bank’s insurance and managed funds companies, NBNZ Life and NBNZ Investment Services, will become ING entities. NBNZ Life will be renamed ING Insurance Services (NZ) Limited and NBNZ Investment Services will be renamed ING Managed Funds (NZ) Limited. Customers, distributors, suppliers and other interested parties of these companies have been contacted and provided with details of the new arrangement.

ENDS

Press enquiries: ING (NZ) Limited Steven Giannoulis, ING (NZ) Limited, tel + 64 9 356 4000, sgiannoulis@ingnz.com Amanda Vernon, ING (NZ) Limited, tel + 64 9 356 4000, avernon@ingnz

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of approximately 114,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand. In New Zealand, ING employs 250 staff and has offices in Auckland, Albany, Wellington and Christchurch. ING New Zealand currently manages over NZ$6billion on behalf of retail, corporate and charitable clients.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen

C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: September 30, 2005